UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes to Committee Composition

The board of directors of So-Young International Inc. (the “Board”) has appointed Mr. Haipeng Zhang as the chairperson of the compensation committee, and as a member of the audit committee and the nominating and corporate governance committee of the Board, effective immediately. Mr. Chao He has resigned as the chairperson of the compensation committee, but will remain as a member of the compensation committee. Following these changes, each of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board will be composed of Ms. Nan Shen, Mr. Haipeng Zhang and Mr. Chao He, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By		/s/ Hui Zhao
Name	:	Hui Zhao
Title	:	Chief Financial Officer

Date: January 5, 2024